This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 – 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about February 27, 2006

Item 3.	News Release

February 27, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Acquires Australian Firm’s Onshore Taranaki Basin Assets

Acquisition of 24,000 net acres from Australian oil and gas producer Tap Oil greatly increases TAG Oil’s holdings in the onshore Taranaki Basin.

TAG Oil (TSX-V: TAO and OTCBB: TAGOF) announced today the acquisition of new properties in the proven Taranaki Basin, New Zealand.

Item 5.	Full Description of Material Change

Calgary, Alberta – February 27, 2006 – Independent Canadian oil and gas exploration company TAG Oil (TSX-V: TAO and OTCBB: TAGOF) announced today the acquisition of new properties in the proven Taranaki Basin, New Zealand.

TAG Oil Ltd., in a 50/50 Joint Venture with partner Austral Pacific Energy Ltd., has acquired all the onshore New Zealand assets of Australian-based Tap Oil Limited. The acquisition has further increased TAG’s working interest in three of eight existing TAG permits within the onshore Taranaki, as well as adding strategic new acreage in six additional onshore permits. Drilling and completion inventory was also acquired by the Joint Venture. All new lands are exploration permits with the exception of PMP 38153, a production permit known as the Kahili Mining License.

According to Drew Cadenhead, CEO of TAG Oil: “The lands acquired from Tap are contiguous with our existing focus in the production fairway of onshore Taranaki. We’re happy to increase our interest in existing projects like our SuppleJack gas/condensate project. Since Christmas, we have more than doubled our net acreage in this key area from 30,000 acres to 66,000 acres.”

“We are at a much higher working interest in our 3-D seismically defined Waitoriki deep gas prospect scheduled to be drilled later this year, and we’ve added a number of new deep gas prospects, including an upcoming well within the Kahili Mining License. In 2002, Austral and its JV partners made an exciting discovery with the Kahili-1 well which flowed significant quantities of gas, but once put into full time production, it unexpectedly stopped producing. Newly acquired seismic has led to an updip location planned for later this year. NGC, a major gas infrastructure company in New Zealand built a production facility on this Permit for the Kahili-1 well, which now sits idle and will provide immediate market access for any new discoveries.” Mr. Cadenhead concluded.

Completion of the Tap acquisition is subject to MED approval.

An update on TAG Oil interests in the Taranaki Basin can be found at the following link, on the company’s website: http://www.tagoil.com/oil-natural-gas-operations/taranaki-oil-gas-operations.asp. An updated overview of all TAG Oil holdings can be found at http://www.tagoil.com/oil-natural-gas-operations.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,133,576 gross acres (net 1,535,935) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.
Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A
Item 7.	Omitted Information

None

Item 8.	Executive Officer
Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report
February 27, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia